Landec Corporation

3603 Haven Avenue

Menlo Park, California 94025
(650) 306-1650

October 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Edward M. Kelly

RE:	Landec Corporation – Request for Acceleration of Effectiveness Registration Statement on Form S-3 File No. 333-207467

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Landec Corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on October 30, 2015, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel for this matter, C.J. Wauters of Godfrey & Kahn, S.C., at (414) 287-9663, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

Very truly yours,

LANDEC CORPORATION

/s/ Gregory S. Skinner
Gregory S. Skinner
Chief Financial Officer and Vice President of
Finance and Administration